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                                CONTRACT BETWEEN

                           CONTINENTAL AIRLINES, INC.
                                       AND
                         RADIANT AVIATION SERVICES, INC.

                                                            Contract No. Q96-006

PROJECT:    Continental Airlines - NEWARK Aircraft Deicing Facility
            ("the Facility")

CONTRACTOR: Radiant Aviation Services, Inc.

THIS AGREEMENT made this 9th day of September 1999, by and between Continental Airlines, Inc. (hereinafter called "Continental"), whose address is P.O. Box 4607, Houston, Texas 77210-4607, and Radiant Aviation Services, Inc., (hereinafter called "RAS"), whose principal address is 40 Centre Drive, Orchard Park, NY 14127.

IN CONSIDERATION OF the mutual covenants and promises herein, Continental and RAS agree as follows:

ARTICLE 1 - CONTRACT

1.1 Continental is a party to this agreement (hereinafter the "Contract") with RAS for the supply, fabrication, installation, testing and maintenance and repair of the InfraTek Aircraft Deicing System at the Newark International Airport at a location approved, maintained and controlled by Continental (hereinafter the "Site").

ARTICLE 2 - CONTRACTUAL OBLIGATIONS

2.1 RAS agrees to furnish and pay for all materials, labor, layout, supervision, utility installation costs, equipment, tools, transportation, storage, cleanup, appliances and other things necessary to fully do and complete the work described in Article 3.1 in accordance with the Contract and all schedules thereto. RAS and Continental acknowledge that they have fully reviewed and informed themselves of the Contract and all schedules. The failure of RAS or Continental to independently investigate and become informed of the Contract will not relieve RAS or Continental from their responsibilities thereunder. RAS agrees to be bound to Continental for all duties and obligations as specified in the Contract regarding the Work, as hereinafter. The Contract and all schedules, attachments, amendments and modifications constitute the Contract Documents.


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ARTICLE 3 - SCOPE OF WORK

3.1 RAS and Continental agree that the materials to be furnished and the work to be done by RAS with respect to the installation, testing and operation of the Facility are described in the following schedules:
      Schedule "A" - Scope of Work (hereinafter the "Work")
      Schedule "B" - System Specifications - NEWARK De-icing Facility
      Schedule "C" - Contract Price and Payment Terms
      Schedule "D" - De-ice Facility Operating Agreement
      Schedule "E" - User License Fee Agreement
      Schedule "F" - Land Lease with Newark Airport Authority

3.2 RAS shall commence the Work on October 31, 1999 ("Commencement Date"). RAS agrees to commence the Work on the Commencement Date and to work diligently and continuously to complete the Work and to coordinate the Work with other work being done on the Project by other trades, so that RAS or the work of any other subcontractors shall not be delayed by any act or omission of RAS, its agents or employees in completion of their work on the Project within the time specified in the Contract, as may be amended from time to time in writing. Failure by RAS to timely complete the work will be deemed a default of the contract. To the extent RAS causes the Project to be delayed, but given the nature of this Contract, Continental hereby waives entitlement to any and all consequential damages caused directly or indirectly by RAS.

3.4 RAS shall ensure that installation and servicing of the Facility and equipment are accomplished in accordance with the specifications of the Contract and that RAS has performed the necessary inspections to provide quality assurance.

3.5 RAS shall establish and maintain the appropriate procedures to inspect, control, calibrate, maintain and test equipment (including test software) in order to demonstrate conformance of the product to the specified requirements.

3.6 RAS will obtain the necessary approvals from the Newark Airport Port Authority ("Port Authority") with respect to the installations of the work. Continental shall assist RAS, in a reasonable manner as necessary, in obtaining such approvals.

3.7   Time is of the essence in this Contract.

ARTICLE 4 - INDEPENDENT CONTRACTOR

4.1 RAS shall perform its obligations hereunder as an Independent Contractor and not as an agent or employee of Continental.


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ARTICLE 5 - REPRESENTATIONS

5.1 By signing this Contract, RAS agrees that it has carefully considered all conditions affecting or which may affect the execution of the Work in accordance with the Contract Documents, and RAS, in agreeing to complete the Work within the time specified, has taken into consideration and made allowance for all hindrances and delays incidental to the Work.

ARTICLE 6 - SPECIFICATIONS AND PLANS

6.1 RAS agrees that the plans and drawings, both general and detailed, referred to in this Contract, shall be deemed a part hereof and that the Contract Documents, including any specifications, plans and drawings, are to be considered together with any work shown or specified on all such documents.

ARTICLE 7 - COMPLETION SCHEDULE

7.1 RAS agrees to complete the Work to the satisfaction of the Continental's Representative, acting reasonably. Any Work, which in the reasonable opinion of Continental or the Port Authority is defective, shall be rectified at the expense of RAS.

ARTICLE 8 - PAYMENT TERMS AND PROCEDURE

8.1 Unless modified in Schedule "C", payments and payment procedures will be as specified in this Article 8 of the Contract. RAS shall submit itemized invoices to Continental for all payments to be made by Continental for overtime or authorized change orders pursuant to the Contract and Continental shall within thirty 30) days, remit such payment to RAS.

8.2 RAS shall submit said invoices for payment with a breakdown of the estimated amount due in accordance with Continental's reasonable requirements. With each progress billing invoice, RAS shall furnish a written statement confirming that all bills and expenses for labor, material, supplies, rentals and taxes incurred in the performance of this Contract up to the date of the invoice have been paid. RAS agrees to protect and hold harmless Continental and the Port Authority against any liens which may arise from the performance of this Contract. On submittal of the final invoice, RAS will provide the above-mentioned statement and a release discharging Continental and any other party or parties for whom said Work is done from any and all liens, claims, demands and causes of action which arise out of or in connection with the Work.


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8.3   Due to the nature of this Contract, no holdback is required. For Work outlined in Article 14 of this Contract, Continental reserves the right to withhold ten percent (10%) of each approved invoice amount until all outstanding items relating to the Contract scope of work are completed and accepted by Continental. If RAS and Continental have any dispute with respect to the holdback contemplated by Article 14, RAS and Continental agree to resolve any and all such disputes by arbitration.

ARTICLE 9 - TAXES

9.1 RAS and Continental shall each be responsible for the payment of taxes arising from the performance of this Contract as may be imposed by law on RAS and/or Continental by Federal, State or local law.

9.2 RAS shall be responsible for the payment of State sales taxes as may be unpaid in respect of the materials used for work.

ARTICLE 10 - AUTHORIZED OVERTIME

10.1 Continental will reimburse RAS for authorized overtime upon receipt by Continental of an RAS invoice, including attachment of actual time sheets approved by the Continental Field Representative, relating to such overtime. No overhead, project or percentage fees will be allowed with respect to authorized overtime.

ARTICLE 11 - SUBCONTRACTING

11.1 This Contract may require portions of the construction and installation process to include subcontracting in whole or in part by RAS with the prior written consent of Continental and/or Port Authority. Continental will assist RAS in obtaining, when necessary, approval from the Port Authority. RAS will insure all subcontractors are reasonably qualified in the specific trades and RAS shall ensure that any work completed by any subcontractors is in accordance with the Contract.

11.2 Should RAS propose to assign the whole or any part of the Work, RAS shall submit a proposal listing the lower tier contractors on whose work the bid is based.

11.3 Nothing contained in any said subcontract shall create any contractual duty of Continental to pay or see to the payment of any sums to any subcontractor.

11.4 RAS will, upon the reasonable request of Continental, immediately terminate any such subcontract, without cost to Continental, and RAS shall make other arrangements to perform its obligations hereunder.


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11.5  During the performance of the Work, RAS will, upon written request by
      Continental, provide Continental with a list of all persons providing RAS with material, labor or equipment who, under the law where the Site is located, may have or may file a mechanic's lien. If any person providing labor, material, or equipment to RAS for the work files a lien then (i) Continental may retain sufficient monies to cover the reasonable expenses and costs of Continental in clearing the lien and (ii) RAS shall cause such lien to be bonded around or otherwise removed within fifteen (15) days after RAS becoming aware thereof.

ARTICLE 12 - PROPRIETARY INFORMATION

12.1 All plans, drawings, specification and the subject matter contained herein, and all other information given to Continental in connection with the Contract shall remain the property of RAS and shall not be used by Continental or its employees, servants and agents for any purpose other than reviewing performance of the Work. Upon completion of the Work, Continental shall immediately return all such documents to RAS.

12.2 Upon purchase of the Facility by Continental in accordance with the Contract, all documents and as-built drawings relating to the operation of the Facility will become the property of Continental who agrees not to disclose such information and documentation to any person without the written consent of RAS unless required by law or governmental agency, the information is otherwise available to the public. In any event consent shall not be unreasonably withheld, conditioned or delayed.

12.3 If RAS defaults on completion of the work, RAS shall, in Continental's sole discretion, within ninety (90) days from the date of written notice of such default either (i) dismantle and remove the Facility at the cost of RAS or, (ii) provide to Continental upon demand by Continental the necessary plans, drawings and specifications to complete the Work in accordance with the Contract . At the expiry of the said ninety (90) day period, (or if Continental has elected to finish the work itself, at the completion of construction), Continental shall forthwith return said plans, drawings and specifications to RAS and Continental shall certify to RAS that plans, drawings and specifications have not, either directly or indirectly, been copied or duplicated by Continental (except for use by Continental's contractor, etc.) unless required by law or governmental agency, or the information is otherwise available to the public.

ARTICLE 13 - FIELD CHANGES

13.1 During the course of the Work, certain changes in the Work may be required and completed pursuant to oral discussions between RAS and Continental's Field Representative. Such changes are those which do not affect the cost or the schedule of the Work or which do not result in a material change in the approved


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      request and obtain authorization from Continental, as provided in
      Article 14 hereof. RAS should not have such authority.

ARTICLE 14  - CHANGES AND EXTRA WORK

14.1 Continental may, by written notice, make reasonable changes, additions or deletions from and to the Work to be performed by RAS who shall promptly comply with all such written change orders. Changes and additions shall not extend any completion date unless such extension is first mutually agreed and approved by Continental and RAS prior to performance of the Work.

14.2 Should RAS consider any changes as justification for an adjustment to the contract price, RAS agrees to notify Continental immediately. Such notification shall be in the form of a detailed written estimate of cost and an adjustment in the Completion Date, if required. RAS shall not proceed with such change until written approval is received from Continental. If the change is approved, Continental will issue a contract amendment. No changes will be made, additional work performed or materials furnished until the amount of adjustment in the Contract Price and the Completion Date with respect thereto have been mutually agreed upon and RAS has received written notice from Continental authorizing RAS to proceed with such work.

14.3  The basis of payment for changes and extra work will be in accordance with
      Article 8.

14.4 RAS shall invoice for any extra work against the Contract number noted above. Each invoice shall be fully supported with Daily Foreman's Reports and Daily Equipment Use Reports signed by the Continental Field Representative, and a copy of vendors invoices referenced to Material Requisition number. Materials must be approved by Continental Field Representative reflecting the materials and the date, names, rates, and hours worked by each employee, plus a brief description of the work performed. One copy of the said Daily Report and Daily Equipment Use Report shall be given to Continental's Field Representative each day during the period of the extra work.

ARTICLE 15 - GUARANTEE

15.1 RAS hereby guarantees all the Work to be performed hereunder to be free of defects in material or workmanship, for a period of two years after the date of completion of the work ("Warranty Period"). RAS shall promptly, after RAS' receipt of written notice thereof, repair and make good any defects in or arising from RAS supplies, material or workmanship which may develop during the two year period. All repaired or replaced parts and labor shall have a like warranty from the date of repair or replacement.

15.2 RAS hereby warrants that the deicing technology to be installed in the Facility, when used properly, is a safe and effective method for deicing aircraft.


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ARTICLE 16 - WARRANTY OF TITLE

16.1 RAS warrants good title to all materials, supplies, and equipment installed or delivered to the Site together with all improvements and appurtenances constructed or placed thereon by RAS to be free of any claim, liens, or charges. RAS shall comply with all provisions of laws relating to the mechanic's and materialmen's liens.

ARTICLE 17 - DAMAGE TO EQUIPMENT\FACILITY

17.1 RAS and Continental are each responsible for any loss of or damage to any tools, equipment and vehicles used by them during the period of the Work. Continental is responsible for damage caused during the operation of the Facility by Continental.

ARTICLE 18 - INDEMNIFICATION

18.1 Continental agrees to defend, indemnify and hold harmless RAS and its directors, officers, agents, employees, contractors, subcontractors, parent corporation, subsidiaries or affiliates (referred to individually and collectively as the indemnified party"), for, from and against any and all asserted and unasserted claims, liabilities, losses, damages, costs, fines, penalties, causes of action, and expenses, including, but not limited to attorney's fees and all costs of litigation (the foregoing referred to individually and collectively as "claims"), which the indemnified party may hereafter incur, suffer or be required to pay by reason of damage to property or injury to or death of persons arising from or relating to Continental's performance, or failure to perform, the services and obligations of Continental under the Contract. The indemnified party shall have the right, but not the duty, to participate in the defense of any claim or related litigation with attorneys of its own choosing without relieving Continental of any duty or obligation hereunder. The indemnified party's rights and the duties, obligations and liabilities of Continental established under this paragraph shall survive the expiration or termination of this Agreement.

18.2 In addition to defending, indemnifying and holding harmless the indemnified party as set forth above, Continental now and forever releases, acquits and discharges the indemnified party for and from any and all claims suffered or incurred by Continental, or by any entity or person claiming through Continental arising from or relating Continental's performance or failure to perform the services,

18.3 RAS agrees to defend, indemnify and hold harmless Continental and its directors, officers, agents, employees, contractors, subcontractors, parent corporation, subsidiaries or affiliates (referred to individually and collectively as the "indemnified party"), for, from and against any and all asserted and unasserted claims,


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      liabilities, losses, damages, costs, fines, penalties, causes of action, and expenses, including, but not limited to attorney's fees and all costs of litigation (the foregoing referred to individually and collectively as "claims"), which the indemnified party may hereafter incur, suffer or be required to pay by reason of damage to property or injury to or death of persons arising from or relating to RAS's performance, or failure to perform, the services and obligations of RAS under the Contract. The indemnified party shall have the right, but not the duty, to participate in the defense of any claim or related litigation with attorneys of its own choosing without relieving RAS of any duty or obligation hereunder. The indemnified party's rights and the duties, obligations and liabilities of RAS established under this paragraph shall survive the expiration or termination of this Agreement.

18.4 In addition to defending, indemnifying and holding harmless the indemnified party as set forth above, RAS now and forever releases, acquits and discharges the indemnified party for and from any and all claims suffered or incurred by RAS, or by any entity or person claiming through RAS arising from or relating to RAS's performance or failure to perform the services,

ARTICLE 19 - PERMITS, LICENSES, FEES, APPLICABLE LAWS AND REGULATIONS

19.1 RAS shall obtain and pay for any permits, licenses and easements required for structures or permanent changes in the existing Facilities, as well as all other permits and licenses as may be required to fully comply with all legal requirements in connection with the completion of the Work and the performance of all obligations under the Contract.

19.2 RAS shall indemnify and save Continental harmless from and against any and all additional costs, damages, and liability which may arise out of the failure of the RAS to secure and pay for any such licenses and permits or to comply fully with all applicable laws, ordinances, regulations, and notices.

19.3 Continental shall assist RAS in a reasonable manner in obtaining any permits, licenses and easements required for the completion of the Work and the performance of all obligations under the Contract.

ARTICLE 20 - WORK AREA AND CLEAN-UP RESPONSIBILITY

20.1 RAS agrees to continuously maintain the area of work in a safe, neat, and orderly manner and to protect the Work and the property of Continental from injury or loss arising in connection with this Work. RAS shall make final clean-up to Foreign Object Damage (F.O.D.) standard including the removal of its scaffolding, tools and equipment. If after five days notification of any failure on the part of RAS under this Article, Continental reasonably elects to perform such cleanup, Continental may back charge RAS for the reasonable clean up costs.


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ARTICLE 21 - TERMINATION FOR CAUSE

21a. If at any time Continental elects not to exercise their option to purchase or to use the Facility Continental will so notify RAS. Following said notice RAS will dismantle and remove the Facility from the Site.

21.1 Continental may for cause, terminate the Work in whole or in part at any time by written or telegraphic notice to RAS stating the extent and the effective date of such termination; whereupon RAS shall:

      (i) stop all Work and place no further orders or subcontracts for materials, services, equipment, or supplies except as may be necessary to complete portions of the Work not terminated;

      (ii) assign to Continental in the manner and to the extent directed, all of the rights of RAS under work order, contracts and subcontracts relating to the terminated portions of the Work;

      (iii) terminate work orders, purchase orders, and subcontracts outstanding to the extent that they relate to the terminated portion of the work and are not assigned to Continental;

      (iv) take any necessary action to protect the property in the possession of Continental in which Continental has or may acquire an interest;

      (v) complete performance of that portion of the Work that was not terminated; and

      (vi) take any other reasonable action toward termination of the Work which Continental may reasonably direct, or

      (vii) if directed by Continental, within ninety (90) days from the date of written notice of such default, dismantle and remove the Facility at the cost of RAS.

21.2 In the event of termination under this Article, unless Continental directs RAS to dismantle the Facility, Continental shall pay to RAS in full settlement hereof and subject to the limitations hereinafter set forth, a mutually agreed upon amount reflecting that portion of the Contract that was performed by RAS. Deduction shall be made by Continental for amounts previously paid to RAS. The total amount of all payments to RAS shall not exceed, in any event, that portion of the total contract price, as it may have been increased or decreased, that the Work actually performed and materials delivered at the Site on the date of termination bears to the entire Work to be performed hereunder. If Continental elects to direct RAS to dismantle the Facility pursuant to paragraph 21.1 (vii), no such settlement


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      shall be made and RAS shall return to Continental all amounts previously paid to RAS under the contract, except paid for deicing services.

21.3 RAS shall include a provision in any subcontract wherein RAS shall be entitled to terminate such subcontract on thirty (30) days written notice.

ARTICLE 22 - RAS DEFAULT

22.1 If RAS fails to keep and perform its obligations under this Contract to the satisfaction of Continental, acting reasonably, at the times and in the manner herein provided, or shall violate any of the covenants, conditions, and stipulations of this Contract; or be barred from access to the Site; or if RAS shall, in the opinion of Continental refuse to commence performance, quit, abandon, or desert the Work herein required to be performed by RAS without the prior consent of Continental, or if RAS shall be adjudicated a bankrupt or make an assignment for the benefit of creditors, or if the property and equipment of RAS shall be levied upon or sold under execution, or shall by law become vested in another person, firm, or corporation, or if a receiver shall be appointed for RAS, then Continental shall have the right, at its sole and absolute discretion, to terminate the Work and cancel this Contract immediately upon the happening of any such event, with notice thereof, it being understood its failure to exercise any such right shall not be deemed to amount to a waiver thereof. In such event, RAS shall be liable to reimburse and to pay Continental for all reasonable extra costs and expenses to complete the Work.

ARTICLE 23 - LABOR AND LABOR DISPUTES

23.1 Whenever an actual or potential labor dispute is delaying or threatens to delay the timely performance of any contract, RAS will immediately give notice in writing thereof to Continental.

23.2 Continental shall have the right to require RAS to remove from the Site, any employee deemed by Continental to be (1) unqualified for the job assigned him, (2) guilty of improper conduct, or (3) otherwise undesirable or unacceptable by generally accepted standards or may or could be deemed unacceptable to clear security required under the local airport badging requirements.

ARTICLE 24 - EQUAL EMPLOYMENT OPPORTUNITY

24.1 In the performance of the Work hereunder, RAS will comply with the requirements of the Port Authority including the provisions of all Federal equal opportunity laws, all State and Local laws and the Minority Business Enterprise ("MBE") and Women Business Enterprise ("WBE") requirements. Continental may,


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      from time to time, direct RAS to purchase certain material or use certain lower tier contractor in order to comply with MBE or WBE requirements under the Contract.

ARTICLE 25 - NON-WAIVER

25.1 No waiver of a breach of any provision of this Contract shall constitute a waiver of any such breach, or breach of any other provision of this Contract.

ARTICLE 26 - INSURANCE

26.1 RAS to provide or cause to be provided during the period of the construction and installation of the Facility:

      (i) All Risk Builders Risk Coverage in an amount equal to the replacement value of the project. The policy shall feature a waiver of subrogation against Continental.

      (ii) General Liability Insurance, shall not be less than $25,000,000, under the appropriate policy form, to cover any and all claims brought against RAS as a result of the Work. The policy of insurance shall name Continental, Continental Express, and the Port Authority as an Additional Insured with respect to the operations of RAS.

      (iii) Workers' Compensation and Employers Liability Insurance subject to a limit of at least $1,000,000. RAS will provide a waiver of subrogation against Continental , its Directors, Officers, employees, agents, successors, assignees or other authorized representatives.

      (vi) The policy or policies of insurance shall (1) name Continental and affiliated or related companies as Additional Insureds with respect to the construction and installation of the Facility; (2) not be invalidated with respect to the interests of Continental by reason of any breach or violation of any warranties, representations or conditions contained in the policies, and (3) contain any undertaking by the Insurers to notify RAS in writing not less than thirty (30) days prior to any material change to or cancellation of the insurance.

26.2 RAS to provide or cause to be provided upon completion of the installation of the Facility and during the period of operation of the Facility by
      Continental:

      (i) General Liability Insurance, subject to a limit of not less than $100,000,000 under the appropriate policy form relating to the design and operation of the Facility.

      (ii) All Risk Property Insurance in an amount equal to the replacement value of the Facility.


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26.3  Continental to provide or cause to be provided upon completion of the installation of the Facility and during the period of operation of the Facility by Continental:

      (i) General Liability Insurance, subject to a limit of not less than $100,000,000 under the appropriate policy form to cover any and all claims arising out of the actual structure, equipment and the operation of the Facility by Continental.

      (ii) Workers Compensation and Employers Liability insurance subject to a limit of at least $1,000,000.

      (iii) Airport/Fixed Base Operator's Liability policy including Hangarkeepers and Grounding Liability with limits of at least $100,000,000 with respect to the operation of the Facility under the De-ice Facility Operating Agreement.

      (iv) The policy or policies of insurance shall (1) name Radiant Energy Corporation and/or Radiant Aviation Services Inc. and affiliated or related companies as Additional Insureds with respect to the operations of Continental; (2) not be invalidated with respect to the interests of RAS by reason of any breach or violation of any warranties, representations or conditions contained in the policies, and (3) contain any undertaking by the Insurers to notify RAS in writing not less than thirty (30) days prior to any material change to or cancellation of the insurance.

26.4 RAS shall furnish or have its Insurer furnish a Certificate or Certificates of Insurance under all such policies providing that thirty
      (30) days advance written notification of material changes in, or cancellation of, the policies shall be addressed to Continental, by certified mail, return receipt requested. Certificates shall specifically state that policies are in full force and effect.

26.5 Continental shall furnish or have its Insurer furnish a Certificate or Certificates of Insurance under all such policies providing that thirty
      (30) days advanced written notification of material changes in, or cancellation of, the policies shall be addressed to RAS, by certified mail, return receipt requested. Certificates shall specifically state that policies are in full force and effect.

ARTICLE 27 - BOOKS AND RECORDS


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27.1  If Continental approves extra work under the Contract, RAS will maintain complete books and records of the extra work, including material purchased and used, labor used, equipment used and expenses and costs relating to the extra work. Upon the written request of Continental, RAS will provide a copy of the said books and records to Continental.

ARTICLE 28 - SAFETY & SECURITY

28.1 RAS shall comply with applicable safety and security laws and regulations enforced at the Site and as modified from time to time. All personnel working in the area shall be authorized to work in the restricted area of the airport. All personnel shall comply with all airport and federal regulations respecting security clearance and screening.

ARTICLE 29 - CONTRACT PRICE

29.1  The total price of this contract is according to attached Schedules.

ARTICLE 30 - ASSIGNMENT

30.1 Subject to the terms referred to herein, this Agreement is not assignable without the prior written consent of RAS and Continental. Any attempt to assign any of the rights, duties or obligations of this Agreement without written consent of RAS and Continental is void.

ARTICLE 31 - NOTICES

31.1 All notices required pursuant to this agreement shall be delivered by hand to the party for which it is intended, sent by telex, fax, telegram, or similar form of transmitted message or sent by prepaid courier directed to such party at the address indicated below, or at such other address as either party may stipulate by notice to the other. Any notice delivered by hand or prepaid courier shall be deemed to be received on the date of actual delivery thereof. Any notice so sent by telex, telegram or similar form of transmitted message shall be deemed to have been received on the next day following transmission.

      TO RAS:
      Radiant Aviation Services Inc.      Continental Airlines, Inc.
      40 Centre Drive                     P.O. Box 4607
      Orchard Park, New York   14127      Houston, Texas   77210-4607
      Fax:  (716) 662-0033                Fax:(713) 324-2687
      Attention:  Mr. C.V. Digout         Attention: General Counsel


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ARTICLE 32 - AMENDMENTS

32.1 If at any time during the continuation of this Contract the parties shall deem it necessary or expedient to make any alteration in any article, clause, matter or thing contained in it, they may do so by a writing signed by them and endorsed on these articles, and all of these alterations shall be adhered to and have the same force as if they had originally formed part of this Contract.

ARTICLE 33 - ENTIRE CONTRACT

33.1 This Contract contains the entire agreement of the parties, and supersedes all negotiations, proposals, notices of award, purchase orders, agreements, and understanding, if any, written or oral heretofore had between the parties relating to the Work. No amendment, variance, or change in the provisions of this Contract shall be made unless the same is by a writing signed by the authorized representatives of the parties hereto.

ARTICLE 34 - FURTHER DOCUMENTS

34.1 RAS and Continental agree that each of them shall, upon reasonable request of the other, do or cause to be done all further lawful acts, deeds and assurances whatever that may be required for the better performance of the terms and conditions of this Contract.

ARTICLE 35 - VALIDITY AND INTERPRETATION

35.1  Headings

35.1.1 The headings used in this Contract are for convenience only and are not to be considered a part of this Contract and do not in any way limit or amplify the terms and provisions of this Contract.

35.2  Invalidity of Particular Provision

35.2.1 If any provision of this Contract is held by competent authority to be invalid, illegal or unenforceable, for any reason, the remaining provisions of this Contract and its attachments will continue in full force so long as they express the intent of the parties. If the intent of either party cannot be preserved, this  Contract shall be either re-negotiated or terminated by the parties.

35.3  Number and Gender

35.3.1 It is agreed that unless the context of this Contract requires otherwise, the singular number shall include the plural and vice- versa, the number of the verb shall be construed as agreeing with the word so substituted, words importing the masculine gender shall include the feminine and neuter genders, and words importing persons shall include firms and corporations and vice-versa.

35.4  Disputes; Governing Law; Venue

35.4.1 Any dispute which is not settled by Agreement of the parties will be finally resolved by the courts of the State of New Jersey. The interpretation, construction and meaning of this contract shall be governed by the laws of the State of New Jersey, excluding its conflict of law rules. The parties hereto consent to the jurisdiction of the courts of general jurisdiction in the State of New York for the purpose of resolving any matter directly or indirectly relating to this Contract.

                        ADDENDUM TO THE CONTRACT BETWEEN
                           CONTINENTAL AIRLINES, INC.
                                       AND
                         RADIANT AVIATION SERVICES, INC.

CHANGE TO SCHEDULE E PARAGRAPH 5 OPTION TO PURCHASE AND USER LICENSE FEE AGREEMENT.

The amount of the monthly lease payment is to change from $34,366 to $49,094. .

CHANGE TO SCHEDULE "E-1"

To reflect a higher capital cost, the purchase price option will change to attached waived schedule.

CHANGE TO SCHEDULE "D" ATTACHMENT

A discount equal to 40% of the rate Radiant charges to CO/CE apply for all fee charges to May 1, 2000. A discount of 30% to May 2, 2001. A discount of 20% to May 1, 2002.

SIGNATURE BY AUTHORIZED REPRESENTATIVES:

RADIANT AVIATION SERVICES, INC.

By: _____________________                 By: _____________________

Title: __________________                 Title: __________________

Date: ___________________                 Date: ___________________


CONTINENTAL AIRLINES, INC.

By:  ____________________                 By: _____________________

Title: _________________                  Title:___________________

Date: _________________                   Date: ___________________

                                  SCHEDULE "A"

                                  SCOPE OF WORK

                          NEWARK INTERNATIONAL AIRPORT
                              CONTINENTAL AIRLINES

Furnish labor, equipment and miscellaneous materials required for work to be completed at the Proposed aircraft deicing location as designated by
Continental:
SYSTEM LOCATION: NEWARK INTERNATIONAL AIRPORT

The scope of work to be completed is as follows:

1. Obtain the necessary permits, including security, building, electrical and welding/cutting for the required scope of work for the installation and erection of the Facility at the Newark site.

Major Components of the InfraTek(Registered)System 2000

2. The InfraTek(Registered)System 2000 includes as a minimum, the following component systems, equipment and labor:

      o InfraTek(Registered) facility, sized for service of commercial airliner (757) and similar or smaller, aircraft, completely erected on site with lighting, electrical and gas distribution systems included.

      o Energy Process Units (EPU) mounted in banks of 4 individual burners depending on the aircraft layout agreed upon. Each individual EPU is fired by natural gas. Total number of EPU units is determined by aircraft fleet serviced. Each EPU runs on 120 VAC, and has a connected load of approximately 1 amp.

      o Electrical distribution and control panel as necessary for equipment installed in the system. Supply voltage required is 120/240 VAC single phase, 60 hz.

      o Computer control system for operation of EPU units with capability of various custom time cycles for different aircraft configurations.

      o Gas safety and control valving as necessary for equipment installed in the system.

      o All labor, whether provided through local sources or through Radiant Aviation (RAS), to erect the InfraTek(Registered) structure, install the electrical and gas distribution system in the structure, install and commission the EPU units. Labor to be per allowances established in the contract.

      o Training to Continental airport personnel (for a maximum of three days) on the operation, maintenance and troubleshooting of the structure, the EPU units and related systems.

      o     Access to 24 hour support from RAS technical service personnel.

      o Operating manuals and documentation for all mechanical, electrical and system components of the InfraTek(Registered) system.

      o     2 year complete warranty on all components.

3. RAS, with the Continental's assistance as necessary, will provide for the following:

      o Gas utility service hook up and supply piping to the Facility. Minimum 2 psi service pressure required.

      o Electric utility service hook up and supply to the structure control panel.

      o     Installation expenses exceeding allowances quoted.

      o     Obstruction and demarcation lighting, if required.

      o     Site preparation and foundations.

4. RAS shall use its best efforts to ensure that the employees, servants, agents and subcontractors of RAS follow the security guidelines and directions of Continental, the Port Authority and the Federal Aviation Administration.

5.    RAS is responsible for set-up and testing the Facility.

6.    Clean up the work area to Foreign Object Damage (F.O.D.) standard.

7. Participate in a walk-through inspection with a Continental representative and complete required action on outstanding items.

                                  SCHEDULE "B"

                              SYSTEM SPECIFICATION

                          NEWARK INTERNATIONAL AIRPORT

                              CONTINENTAL AIRLINES

Specifications InfraTek(Registered)System 2000

1.0   GENERAL:

1.1 The system facility shall be a frame supported, tension fabric structure of modular design, providing unobstructed area for aircraft access.

1.2 The system facility shall have fabric panels which can be removed from ground level with the structure erected and operational, without affecting the structural integrity of the structure.

1.3 The system shall incorporate high output infrared devices specifically designed for deice operations.

1.4 The system shall include all necessary control systems for safe and efficient operation.

2.0   SPECIFICATIONS:

2.1   Facility

2.1.1 Dimensions:

2.1.1.1 The structure shall have nominal external dimensions as follows: Width:
      166', Height: 56' with an eave height of 16'; Length: 208'. The structure shall consist of 13 bays, 16' in length.

2.1.2 Structure Operational Characteristics:

2.1.2.1 The standard structure shall withstand steady winds of 80 miles per hour and ground snow loads of 30 pounds per square foot as assessed under the criteria of the U. S. Metal Builders Manufactures Association with the recommended US Aluminum Association Safety Factor of 1.95 when equipped with the standard array of EPU equipment. Non- standard configurations can accommodate loads to meet higher local conditions, and are available at extra cost.

2.1.2.2 The structure shall have an operational service range of - 20(degrees) to +160(degrees) Fahrenheit

2.1.2.3 The minimum structure life span of all frame components shall be thirty
      (30) years. Fabric coverings of the structure are covered fully for five
      (5) years with prorated coverage for years 5 through 12.

2.1.2.4 he structure shall be erected on a concrete surface or foundation prepared per facility manufacturer's recommendations.

2.1.3 Installation/Disassembly:

2.1.3.1 The structure shall be capable of being erected/struck by ten-to-twelve untrained persons in four weeks, or less.

2.1.3.2 The structure shall be capable of being erected/struck in wind speeds up to twenty-five (25) miles per hour.

2.1.3.3 The structure will require a crane and manlifts with suitable capacity and height reach for assembly.

2.1.3.4 Concrete footings, or a concrete tarmac, suitable to withstand reaction loads provided by the facility manufacturer and local code requirements shall be provided at each arch termination point.

2.1.4 Materials:

2.1.4.1 Weather Barrier Fabric:

2.1.4.1.1 The fabric shall be a laminated or coated PVC fabric with an appropriate topcoat to facilitate shedding of snow and of sufficient weight and strength to meet the performance characteristics required of the structure and subject to the following minimum requirements.

2.1.4.1.2 The fabric shall have minimum tensile strength of 385 pounds in the warp and fill directions per FED-STD-191 Test Method 5100.

2.1.4.1.3 The fabric shall be UV stabilized in high and/or low humidity conditions.

2.1.4.1.4 The fabric shall not be susceptible to rot or mildew.

2.1.4.1.5 The fabric shall be flame resistant per NFPA 701 criteria.

2.1.4.1.6 The fabric shall remain serviceable in temperatures from - 20(degrees) F to +160(degrees) Fahrenheit for the life of the structure without tearing.

2.1.4.1.7 The color of the fabric shall be White/White, Ivory/White or Beige/White. Weight to be 24 oz. - 0 + 2 oz.

2.1.5 Frame:

2.1.5.1 The frame extrusions shall be constructed of 6061-T6 aluminum alloy to
      U. S. Federal Spec. QQ-A-200/8 (equivalent to Mil-E-16053 and ASTM-B221).

2.1.5.2 Interchangeability/Modularity - Structure components shall be such that like components can be exchanged within or between structures.

2.1.5.3 Channels - The frame shall have channels which have provisions to accept both inner and outer tensioned fabric panels. The channels shall be smooth and allow the fabric panels to pass through them unobstructed.

2.1.5.4 Purlins shall be located on the inside of the fabric/weather barrier.

2.1.5.5 The structure shall have a panel rail termination system that secures panels to the footings.

2.1.6 Personnel Doors (optional):

2.1.6.1 Single personnel doors shall be provided at customer designated bays along the sides of the structure.

2.1.6.2 Single personnel doors shall be of hollow metal construction.

2.1.6.3 The personnel doors shall have minimum dimensions of 3'-0" wide x 6'8" high.

2.1.7 Support Systems:

2.1.7.1 Electrical Power Distribution:

2.1.7.1.1 A weatherproof, power distribution panel shall be provided for controlling electrical operations.

2.1.7.1.2 All controls shall be clearly marked.

2.1.7.1.3 The electrical system shall conform to the current National Electrical Code.

2.1.7.2 Lighting:

2.1.7.2.1 The lighting system consists of five (5) harnesses, each with two Hi-Bay light fixtures. Lighting provided shall provide 20 F.C. minimum @ 36" above the floor.

2.1.7.2.2 Lights shall be capable of being installed and secured from the ground before the framework is raised into its vertical position.

2.1.7.2.3 Lights shall be provided with pre-wired harness for ease of installation.

2.1.7.3 Anchoring:

2.1.7.3.1 The anchoring system shall match prescribed local wind and snow load conditions.

2.2   Energy Process Units

2.2.1 The Energy Process Units (EPU) shall be an unvented forced draft high output infrared radiant process burner designed for aircraft deicing. Total output should be sufficient for fast and economical deice operations.

2.2.2 The EPU units shall be suitable for operation in altitudes to 2000 feet above sea level without adjustments. Above 2000 feet above sea level operation with appropriate orifice jet adjustments should be possible.

2.2.3 The EPU units shall be capable of being fired with Natural or Propane gas.

2.2.4 The EPU Units shall be constructed according to methods listed in the following approval standards:

       ANSI Z83.6-1990         Gas-Fired Infrared Heaters
       ANSI Z83.6a-1992        Addenda to ANSI Z83.6-1990
       ANSI Z83.6b-1993        Addenda to ANSI Z83.6-1990
       ANSI/NFPA Article 70    National Electric Code
       CAN1-2.16-M81           Gas-Fired Infrared Heaters and Interim
                               Requirement No. 24, Tube Type
                               Radiant Heaters

       CAN/CGA-2.17-M91        Gas-Fired Appliances for Use at High Altitude
       CAN1-2.21-M85           Gas-Fired Appliances for Outdoor Installation
       CSAC22.2 No.0-M1991     General Requirements-Canadian Electric Code,
                               Part II
       CSA C22.2 No.3-M1988    Electronic Features of Fuel-Burning Equipment


2.2.5 EPUs Units shall be installed according to methods listed in the following approval standards:

      ANSI Z223.1-1992/(NFPA 54)    National Fuel Gas Code
      ANSI/NFPA Article 70          National Electric Code
      CAN/CGA B149.1 and B149.2     General Installation Codes
      CSA C22.2 No.0-M1991          General Requirements-Canadian
                                    Electric Code

2.2.6 EPU Unit electrical rating shall be as follows:

      Standard Equipment: 120 VAC; 60 Hz; 1.3 Amps; 1 Phase (North America)

      Optional Equipment: 220-240 VAC; 50 Hz; .7 Amps; 1 Phase, Phase- Neutral
            System (Europe)

2.2.7 EPU Unit gas pressure ratings shall be as follows:
      Minimum Supply Pressure:      Natural Gas - 5.0" W.C.
                                    Propane Gas - 11.0" W.C.
      Manifold Pressure:            Natural Gas - 3.5" W.C.
                                    Propane Gas - 10.5" W.C.

2.3   Auxiliary Equipment

2.3.1 The Facility shall be equipped with a breaker type electrical distribution panel which accepts power from local utilities and distributes it to EPUs, lighting and accessory outlet connections according to local code requirements. The load rating of the panel shall be sufficient to accommodate EPUs and Support Equipment.

2.3.2 EPU units shall be controlled by a computerized system operated by a single operator capable of custom time cycles for multiple aircraft categories.

2.3.3 Integral lighting fixtures shall be provided to supply a minimum 20 foot-candles illumination at a level 3 feet above finished floor within the Facility. Typical fixtures are of the 1000 watt, metal halide variety.

2.3.4 The Facility shall be capable of distributing gas from local utility sources. Both high pressure (2-4 psi) and low pressure (1/2 psi or less) distribution systems shall be accommodated. Metering and safety relief outside the structure shall be according to local code requirements.

2.3.5 Connection between the gas distribution piping and the EPU bank distribution piping shall be provided via flexible, corrugated stainless steel tube wrapped in PVC. Flexible tubing shall be approved for use according to a variety of standards including the Canadian and American Gas Associations.

3.0   Port Authority Approval

3.1 RAS shall obtain the approval from the Port Authority with respect to the system specifications contained herein.

                                  SCHEDULE "C"

                        CONTRACT PRICE AND PAYMENT TERMS

1.    Contract Price

      1.1 Subject to the terms set out in the Contract and Schedules, RAS shall be responsible to pay for the installation and set up costs of the Facility.

2.    Payment Terms

      2.1 Continental shall pay any amounts due from Continental pursuant to the Contract within thirty (30) days after receipt of an invoice from RAS.

      2.2 With respect to the Deicing Facility Operating Agreement, Continental shall pay all required licensing fees payable to RAS in accordance with Schedule "D" on or before the 30th day of the month Following the month in which such fees accrued.

                                  SCHEDULE "D"

                       DEICE FACILITY OPERATING AGREEMENT

This Deicing Facility Operating Agreement ("OA") is applicable for CONTINENTAL-NEWARK Aircraft Deicing Facility ("Facility") at the Newark International Airport (the "Airport"), including operations of the Facility

Until the date, if ever, that Continental purchases the Facility from RAS, it is agreed as follows:

      (i) RAS shall provide the training for those employees of Continental who will operate the Facility. Continental shall be responsible for all payroll and benefits costs of the employees of Continental.

      (ii) RAS shall obtain all governmental permits, licenses or approvals to operate the Facility and RAS will be responsible for the operation of the Facility in accordance with any and all reasonable guidelines established by, the Federal Aviation Administration and/or the Newark Airport Authority. Continental will assist RAS in a reasonable manner in obtaining such governmental permits, licenses or approvals.

      (iii) Continental will pay RAS a fee for use of the InfraTek system for deicing in accordance with the attached Modified Pricing Schedule with Commuters or such other fee as may be agreed in writing by RAS and Continental.

      (iv) No fees will be paid by Continental to RAS for anti-icing service and glycol deicing services.

      (v) All advertising space on the inside or the outside of the structure of the Facility shall be sold by Continental or its agents. Continental may, at its option, elect to not sell advertising space on or in the Facility. The advertising net revenues (net of all costs, including, w/o limitation any Port Authority costs) shall be shared equally by RAS and Continental and fifty (50) percent of such net revenues shall be distributed by Continental to RAS on a monthly basis. Continental shall generate invoices to and collect fees from the advertising customers and remit to RAS all amounts due to RAS on a monthly basis.

      (vi) Continental will be responsible for all variable operating expenses. Variable operating expenses are inclusive of the following: manpower and related workers' compensation insurance and benefits for Continental employees to operate the Facility; natural gas or propane gas service and supply; electrical service and supply; rent to the Airport; local advertising and promotion; insurance coverage for operations: miscellaneous supplies; and, inter alia, sales and administrative services. For greater certainty, RAS shall not be responsible for any costs to operate the Facility.

      (vii) RAS will be responsible for the costs to acquire and install the system as well as costs respecting future capital enhancements to the system.

      (vii) RAS and Continental shall mutually agree on any press release concerning the Contract or the Facility.

      (ix) Continental acknowledges that it is not acquiring any right, title or interest of any nature in or to the patents or trademarks of RAS but is merely acquiring the exclusive right to operate the Facility at Newark International Airport. Continental shall immediately advise RAS in writing of any possible infringement of any patent and/or trademark of RAS by any entity and RAS agrees to hold Continental harmless as a result of such notice of possible infringement of patent and/or trademark.

      (x) After installation of the Facility, RAS senior management and engineering personnel and RAS invited guests shall have reasonable access to the Facility. If a third party, other than those approved by RAS, wishes access to the Facility, the third party must be approved by Continental and such third party must be accompanied by a representative of Continental.

      (xi) In the event the Facility needs to be dismantled and removed at the end of the Contract, or if Continental or The Port Authority, require that the system to be removed or dismantled and relocated to another area of the said airport, the costs of such removal or reinstallation shall be borne by RAS. If Continental elects not to exercise the purchase option and if Continental requires that the Facility be dismantled and reinstalled at another location on the Newark Airport, the costs of such removal/reinstallation shall be negotiated by RAS and Continental. In the event that RAS and Continental are unable to agree on such costs, RAS and Continental agree to resolve the dispute by binding arbitration.

      (xii) Continental will not, so long as RAS is not in default under the Contract, promote the use of an alternative system using the same or similar technology, at the Site.

      (xiii) Continental will have use of the Facility structure on a year around basis. Continental has the right to sub-lease or rent the Facility, provided however that if the Facility is operational, the sub-lease or rental is not during the deicing season and the sub-lease or rental does not interfere, either directly or indirectly, with the operation of the Facility. All rental income, other than the advertising revenue referred to herein, is to the benefit of Continental.

                            SCHEDULE "D" - ATTACHMENT

                           CONTINENTAL AIRLINES NEWARK

                    MODIFIED PRICING SCHEDULE WITH COMMUTERS

                               [Graphic Omitted]

NOTE:

Payment due to Radiant for aircraft treatment within the facility are listed in column titled "Radiant Charge to CO/CE".

This pricing model shows the retail cost for a Radiant Aviation Services Facility. This pricing model only valid with increased thru-put Original pricing using $500 Continental cost with 28 aircraft @ 50 days. This was the minimum required by Radiant.

New information of commuter usage and increased aircraft activity from 28 to estimated 45 This pricing model allows for modification of our projections assuming greater utilization of the Facility.

* Assumptions 1 gal of type 1 glycol @ $4.50 per gal, deicing equipment/manpower & maintenance included

                                  SCHEDULE "E"

                    OPTION TO PURCHASE AND USER LICENSE FEE AGREEMENT

1. Continental shall have the option to purchase the Facility after May 1, 2000 or before the later of (i) May 1, 2002 or 30 days after the date the Facility is completed and notice of such event is given to Continental.

2. If Continental does not exercise the option within such time, then this option shall expire and be of no force and effect. Continental shall have first right of refusal for purchase of the Facility at Newark.

3. If Continental decides to exercise the option and to purchase the Facility, Continental shall provide RAS with at least one (1) month written notice of such intention to exercise the said option.

4. In the event that Continental exercises the option referred to herein, the purchase price shall be based on the schedule outlined in Schedule E-1 plus a "break funding/make whole" if the three year Treasury is less than 5.69% at that time.

5. At any time prior to May 1, 2002, Continental has the option to take over the payment obligation between RAS and its lender, Boeing Capital Corporation. The payments are based on a seven year term commencing November 1, 1999 with monthly payments equal to $34,366 per month paid in advance. The payment will be fixed November 1, 1999 and may be subject to adjustment if tthree year Treasury yield changes from 5.69%. The adjustment will be $9.264 per month per $1,000 of 2.4 million US dollars per basis point change.

6. After the purchase option is exercised or if Continental assumes the payment obligations referred to in point 5. Above Facility, Continental shall pay monthly a user license fee equal to $150.00 for each deicing treatment in the Facility. However, RAS will provide Continental with a credit of $75.00 for each (such that Continental pays only $75.00 for each deicing treatment of a Continental or Continental Express owned aircraft) deicing treatment of aircraft owned by Continental and Continental Express. Continental shall certify to RAS the number of aircraft that were treated at the Facility on a monthly basis and Continental shall remit to RAS the required user license fees with such certification.

                                 SCHEDULE "E-1"

                              PURCHASE PRICE OPTION

                OPTION DATE                 PURCHASE PRICE

                May 1, 2000                     $3,322,793
                June 1, 2000                     3,305,875
                July 1, 2000                     3,285,573
                August 1, 2000                   3,268,654
                September 1, 2000                3,248,352
                October 1, 2000                  3,228,050
                November 1, 2000                 3,211,131
                December 1, 2000                 3,190,829
                January 1, 2001                  3,170,527
                February 1, 2001                 3,150,225
                March 1, 2001                    3,126,539
                April 1, 2001                    3,106,237
                May 1, 2001                      3,089,318
                June 1, 2001                     3,065,632
                July 1, 2001                     3,041,946
                August 1, 2001                   3,021,644
                September 1, 2001                2,997,958
                October 1, 2001                  2,977,656
                November 1, 2001                 2,953,970
                December 1, 2001                 2,930,284
                January 1, 2002                  2,906,598
                February 1, 2002                 2,886,296
                March 1, 2002                    2,862,610
                April 1, 2002                    2,838,924
                May 1, 2002                      2,815,238

                                  SCHEDULE "F"

                    LAND LEASE WITH NEWARK AIRPORT AUTHORITY

1. Continental shall request from the Port authority of New York and New Jersey "Port Authority")lands suitable for use of the Facility.

2. Continental is responsible for any and all costs associated with the lease of the lands from the Newark Airport Authority.

3. Continental shall use diligent efforts to obtain the land lease on time satisfactory to Continental on the applicable lands for a term of not less than one (1) year.

4. Continental shall not be liable to RAS if Continental is not able to, or become unwilling to secure a lease from the Port Authority.

5. The Facility is and shall , during the terms of such lease, remain the property of RAS. Upon expiration of the land lease or upon termination of the Contract, RAS shall have the right (and unless Continental agrees otherwise, the duty) to disassemble and remove the structure. All improvements to the lands not removed by RAS shall become the property of Continental or the Port Authority.

6. In the event that Continental is unable to secure a land lease from the Port Authority with respect to the required lands for the operation of the Facility, RAS reserves the right to terminate this Contract by written notice whereupon this Contract is null and void and the obligations of RAS and Continental pursuant to the Contract are thereby terminated forthwith upon receipt of such notice.